SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

Natera, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

632307104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP # 632307104

1	NAME OF REPORTING PERSONS Matthew Rabinowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,611,781 (1)
	6	SHARED VOTING POWER 613,496 (2)
	7	SOLE DISPOSITIVE POWER 4,611,781 (1)
	8	SHARED DISPOSITIVE POWER 613,496 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,225,277
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.0 (3)
12	TYPE OF REPORTING PERSON	IN
(1)	Includes 1,794,321 shares issuable upon exercise of stock options issued to the Reporting Person and exercisable within 60 days of December 31, 2015.
(2)	The 613,496 shares are owned directly by Matthew Rabinowitz Grantor Retained Annuity Trust. the Reporting Person, a trustee of Matthew Rabinowitz Grantor Retained Annuity Trust may be deemed to have shared power to vote and dispose of these shares.
(3)	Based on 52,141,124 shares of common stock outstanding as of December 31, 2015, which includes shares of common stock issuable to the Reporting Person pursuant to an option exercisable within 60 days of December 31, 2015.

CUSIP # 632307104

ITEM 1(A).	NAME OF ISSUER

Natera, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

201 Industrial Road, Suite 410

San Carlos, CA 94070

ITEM 2(A).	NAME OF PERSONS FILING

Matthew Rabinowitz

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Natera, Inc.

201 Industrial Road, Suite 410
San Carlos, CA 94070

ITEM 2(C).	CITIZENSHIP

USA

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.0001 par value

ITEM 2(D)	CUSIP NUMBER

632307104

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2015:

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of Class:

See Row 11 of cover page.

(c)	Number of shares as to which such person has:

CUSIP # 632307104

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP # 632307104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Matthew Rabinowitz
Matthew Rabinowitz

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